                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                   SIX MONTHS                 THREE MONTHS
                                                 ENDED JUNE 30,              ENDED JUNE 30,
                                            ------------------------    ------------------------
                                               1998          1997          1998          1997
                                            ----------    ----------    ----------    ----------
Income before income taxes................  $2,590,500    $2,266,671    $1,331,694    $1,170,395
Less -- Equity income of less than 50%
  owned persons...........................      73,061        66,147        38,977        40,954
Add -- Dividend from less than 50% owned
  persons.................................      17,288        16,565         7,841        13,104
                                            ----------    ----------    ----------    ----------
                                             2,534,727     2,217,089     1,300,558     1,142,545
Add --
  Fixed charges...........................   1,007,845       893,281       524,196       443,330
Less --
  Capitalized interest....................      31,887        23,778        16,989        11,927
                                            ----------    ----------    ----------    ----------
Income before income taxes and fixed
  charges.................................  $3,510,685    $3,086,592    $1,807,765    $1,573,948
                                            ==========    ==========    ==========    ==========
Fixed charges:
  Interest costs..........................  $  963,811    $  856,179    $  502,179    $  424,779
  Rent expense*...........................      44,034        37,102        22,017        18,551
                                            ----------    ----------    ----------    ----------
          Total fixed charges.............  $1,007,845    $  893,281    $  524,196    $  443,330
                                            ==========    ==========    ==========    ==========
Ratio of earnings to fixed charges........        3.48          3.46          3.45          3.55

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* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.81 and 5.32 for the second quarter and 5.74 and 5.37 for the first six months of 1998 and 1997, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.